November 8, 2007

Mail Stop 4561

Mr. Edward C. Ashby, III
President and Chief Executive Officer
Surrey Bancorp
145 North Renfro Street
P.O. Box 1227
Mount Airy, NC 27030

Re: **Surrey Bancorp**
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed March 26, 2007
Forms 10-QSB for Fiscal Quarter Ended
March 31, 2007 and June 30, 2007
File Number: 000-50313

Dear Mr. Ashby:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief